May 2, 2013

VIA EDGAR

Rebecca A. Marquigny, Esq.

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:      Initial filing of the Registration Statement

on Form N-4 for Principal Life Insurance Company

            Separate Account B (File No. 333-188293) (“Registration Statement”)

Dear Ms. Marquigny:

The above-referenced initial Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) by Principal Life Insurance Company (“Principal”) on May 2, 2013.  The Registration Statement is for a variable annuity contract called the Principal Investment Plus Variable Annuity (for Applications Signed on or after August 1, 2013) (“new IPVA”).  The purpose of this letter is to request selective review of the Registration Statement pursuant to the procedures set forth in Investment Company Act Release No. 13768 (February 15, 1984).  We believe that selective review is appropriate because the new IPVA contract is, with very limited exceptions, the same Principal variable annuity contract that already is registered with the Commission, and which has been extensively reviewed by the Staff of the Commission as recently as 2012.  This latter contract is called the Principal Investment Plus Variable Annuity (“existing IPVA”) (File No. 333-116220).  Enclosed is a copy of the prospectus included in the Registration Statement, and we are providing you with a redlined version of the new IPVA prospectus marked to show changes from the existing IPVA prospectus (which includes May 2013 updates).

The new and existing IPVA contracts are both individual, flexible premium, deferred variable annuity contracts that include guaranteed minimum withdrawal benefit (“GMWB”) riders.  The main difference between the two registration statements is that there are slightly different GMWB riders under the new IPVA registration statement.  While the new versions of the GMWB riders are similar in most respects to the prior versions, there are changes to the rider charges, withdrawal benefit payment provisions, GMWB Bonus Percentage provisions and death benefit calculations.

Rebecca A. Marquigny, Esq.

May 2, 2013

As mentioned above, the disclosures included in the existing IPVA prospectus were subject to extensive Commission Staff review in 2012, and reflect extensive disclosure revisions in response to written Staff comments, in connection with post-effective amendment nos. 19 and 23 to the existing IPVA registration statement.  These post-effective amendments were filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on January 11, 2012, and May 2, 2012, respectively.

The material differences between the new IPVA contract and prospectus and the existing IPVA contract and prospectus are described in the below sections (which are sections of the prospectuses):

Summary of Expense Information

•         Optional Riders table.  Certain fees now differ depending on whether states have approved new versions of GMWB riders.

•         Optional Riders No Longer for Sale table.  We removed this table and related footnotes as they won’t apply to contract owners purchasing IPVA after August 1, 2013.

Summary

•         Charges and Deductions.  We broke down GMWB rider charges based on whether respective states have approved the most recent version of the GMWB riders.

•         Death Benefit.  We updated language regarding the death benefit available in cases where a GMWB rider is purchased.

•         Termination.  We removed language about Enhanced Death Benefit rider terminating and replaced it with language about GMWB Death Benefit terminating.

Charges and Deductions

•         Charges for Rider Benefits Currently Available – Principal Income Builder (“PIB”) 3 Rider and PIB 10 Rider.  We updated this provision to reflect that fees for these riders differ depending on whether states have approved new versions of GMWB riders.

•         Charges for Rider Benefits No Longer Available.  We removed this subsection as it won’t apply to new purchasers.

Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

•         Opening paragraph.  Customers whose states have not approved the newest version of the GMWB riders are referred to Appendices E and F for information about the GMWB versions that are applicable for their states.

Rebecca A. Marquigny, Esq.

May 2, 2013

•         Additional Premium Payments.  This section was added to describe situations in which Principal can restrict additional premium payments.

•         Principal Income Builder 3 – Withdrawal Benefit Payment.  We added language to this subsection to allow for changes to the withdrawal benefit payment percentages by filing of supplements.  Such changes only would apply to new sales.

•         Principal Income Builder 3 – GMWB Bonus.  We added language to this subsection to allow for changes to the GMWB bonus percentages by filing of supplements.  Such changes only would apply to new sales.

•         Principal Income Builder 3 – Upon Death.  This subsection was moved to Section 8 – Death Benefit and the new subsection in Sec. 8 is entitled “GMWB Death Benefit – Principal Income Builder 3”.

•         Spousal Continuation of the Principal Income Builder 3 Rider.  The information from this subsection was moved to Section 8 – Death Benefit and incorporated into that section’s provisions.

•         Principal Income Builder 10 – Withdrawal Benefit Payments.  We added language to this subsection to allow for changes to the withdrawal benefit payment percentages by filing of supplements.  Such changes only would apply to new sales.

•         Principal Income Builder 10 – GMWB Bonus.  We added language to this subsection to allow for changes to the GMWB bonus percentages by filing of supplements.  Such changes only would apply to new sales.

•         Principal Income Builder 10 – Upon Death.  This subsection was moved to Section 8 – Death Benefit and the new subsection in Sec. 8 is entitled “GMWB Death Benefit – Principal Income Builder 10”.

•         Spousal Continuation of the Principal Income Builder 10 Rider.  The information from this subsection was moved to Section 8 – Death Benefit and incorporated into that section’s provisions.

•         Death Benefit.  The standard death benefit information in this section (Sec. 8) remains the same.  The primary changes in this section are related to the addition of the GMWB Death Benefit and the way such death benefit is calculated.

Appendix E – Principal Income Builder 3 (For States Where Most Recent Version of the Rider Not Approved).  In this appendix, we describe the PIB 3 rider as it existed prior to filing a new version of the rider.  The information in this appendix only will apply in those states, if any, that have not approved the newest version of this rider prior to the effective date of this prospectus.  The language in this appendix is substantially the same as the language used in the existing IPVA

Rebecca A. Marquigny, Esq.

May 2, 2013

prospectus to describe the PIB 3 rider because, at the time, it was the PIB 3 rider being sold with the existing IPVA contract for all states.

Appendix F – Principal Income Builder 10 (For States Where Most Recent Version of the Rider Not Approved).  In this appendix, we describe the PIB 10 rider as it existed prior to filing a new version of the rider.  The information in this appendix only will apply in those states, if any, that have not approved the newest version of this rider prior to the effective date of this prospectus.  The language in this appendix is substantially the same as the language used in the existing IPVA prospectus to describe the PIB 10 rider because, at the time, it was the PIB 10 rider being sold with the existing IPVA contract for all states.

Appendix G – GMWB Death Benefit Examples.  This appendix was added to provide examples of how the GMWB Death Benefit is calculated under different scenarios.

In addition to the changes noted above and conforming changes related thereto, certain disclosure in the new prospectus has been modified for clarity and for consistency with other Principal prospectuses.  We have also made certain non-material clarifying changes to the Registration Statement.  Note that all of the changes appear and are marked in the redlined version.

For the redlined version, most text changes in the new prospectus are reflected as follows:  additions to the document are in green underlined text and deletions in the text are in red strike through text.  Generally, when information in the document is tabular, the old table appears followed by the new table.

The disclosures in the following sections and subsections of the new IPVA prospectus are substantially the same as the comparable disclosures in the existing IPVA prospectus:

Glossary

Summary

•         Investment Limitations

•         Transfers

•         Surrenders

•         Annuity Benefit Payments

•         Examination Offer Period

•         Optional Riders

The Contract (entire section)

Charges and Deductions

•         Surrender Charge (entire subsection)

•         Transaction Fee

•         Premium Taxes

Rebecca A. Marquigny, Esq.

May 2, 2013

•         Annual Fee

•         Separate Account Annual Expenses – Mortality and Expense Risks Charge

•         Separate Account Annual Expenses – Administrative Charge.  We updated the language to notify customers that Principal will begin charging the maximum amount listed in the prospectus.

•         Special Provisions for Group or Sponsored Arrangements

Fixed Account and DCA Plus Accounts (entire section)

Living Benefit – Guaranteed Minimum Withdrawal Benefit (GMWB)

•         Factors to Consider Before You Buy A GMWB Rider

•         Which GMWB Rider May Be Appropriate for You

•         GMWB Rider Restrictions/Limitations

•         GMWB Investment Options

•         Overview of Principal Income Builder 3

•         Principal Income Builder 3 – Withdrawal Benefit Base

•         Principal Income Builder 3 – Covered Life Change

•         Principal Income Builder 3 – Effect of Withdrawals

•         Principal Income Builder 3 – Excess Withdrawals

•         Required Minimum Distribution (RMD) Program for GMWB Riders

•         Principal Income Builder 3 – GMWB Step-Up

•         Principal Income Builder 3 – Effect of Reaching the Maximum Annuitization Date

•         Principal Income Builder 3 – Effect of the Contract Accumulated Value Reaching Zero

•         Principal Income Builder 3 – Termination and Reinstatement

•         Principal Income Builder 3 – Effect of Divorce

•         Principal Income Builder 3 Rider Summary

•         Overview of Principal Income Builder 10

•         Principal Income Builder 10 – Withdrawal Options

•         Principal Income Builder 10 – Withdrawal Benefit Base

•         Principal Income Builder 10 – Remaining Withdrawal Benefit Base

•         Principal Income Builder 10 – Covered Life Change

•         Principal Income Builder 10 – Effect of Withdrawals

•         Principal Income Builder 10 – Excess Withdrawals

•         Required Minimum Distribution (RMD) Program for GMWB Riders

•         Principal Income Builder 10 – GMWB Step-Up

•         Principal Income Builder 10 – Effect of Reaching the Maximum Annuitization Date

•         Principal Income Builder 10 – Effect of the Contract Accumulated Value Reaching Zero

•         Principal Income Builder 10 – Termination and Reinstatement

•         Principal Income Builder 10 – Effect of Divorce

Rebecca A. Marquigny, Esq.

May 2, 2013

•         Principal Income Builder 10 Rider Summary

Premium Payment Credit Rider (entire section)

Transfers and Surrenders (entire section)

The Annuitization Period (entire section)

Additional Information about the Contract (entire section)

Federal Tax Matters (entire section)

General Information about the Company (entire section)

Table of Separate Account Divisions (entire section)

Registration Statement (entire section)

Table of Contents of the SAI (entire section)

Appendix A – Principal Variable Annuity Exchange Offer (updated to include a general description of the GMWB Death Benefit)

Appendix B – GMWB Investment Options (updated to remove information that does not apply to the PIB 3 and 10 riders)

Appendix C – Principal Income Builder 3 Examples (updated to reflect new percentages)

Appendix D – Principal Income Builder 10 Examples (updated to reflect new percentages)

Appendix H – Condensed Financial Information

We appreciate your attention to this request for selective review.   If you have any comments or questions, please call me at (515) 362-2384.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson

Counsel

711 High Street

Des Moines, Iowa 503092-0300

(515) 362-2384 (office)

(866) 496-6527 (facsimile)

hodgson.doug@principal.com

Enclosures